REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders

IP Service ApS

     We have audited the accompanying balance sheets of IP Service ApS as of December 31, 2001 and the related statements of operations, shareholders' equity and cash flows for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IP Service ApS at December 31, 2001 and the results of its operations and its cash flows for the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Revisorerne Strandvejen 58
Statsautoriseret revisionsinteressentskab



Søren Jonassen
State Authorized Public Accountant

Copenhagen, Denmark

IP Service ApS - oversigt.	*Soren* jan - dec 2001	*Soren* jan-dec 2002	*D & T* jan-jun 2002	*Combined* Jun-dec 2002	*D & T* Jan - Jun 2003	*Combined* Jul-june 2003
Bruttofortjeneste	617618	594157	487521	106636	-270838	-164202
Salary refund						
Cost of sales	324445	197187	64686	132501		132501
Research and Development			102986	-102986		-102986
Marketing and selling	8450	20339	5064	15275		15275
General and Administrative	148063	302185	286854	15331	10732	26063
Depreciations					13170	13170
Total cost and expenses	480958	519711	459590	60121	23902	84023
INCOME FROM OPERATIONS	136660	74446	27931	46515	-294740	-248225
OTHER INCOME						
Interest income	975	652	4094	-3442		-3442
Interest expense	-1701	-2268	-7027	4759	-1884	2875
Foreign Exchange Gains		3441		3441		3441
INCOME BEFORE TAXES	135934	76271	24998	51273	-296624	
TAXES ON INCOME	-40986	0	-9245	0	0	0
NET INCOME	94948	76271	15753	51273	-296624	
NET IMCOME PER SHARE		610,168				

Assets

		2002	jun-02		jun-03	
EQUIOPMENT		0	118529	92239	92186	
CURRENT ASSETS:						
Cash and short term investments		60357	22873	16352	833	
Acounts receivable trade		57934	105050	129893	21604	
Other Accounts receivable		153106	261654	252313	25431	
Allowances for doubtful accounts			-243043	-310476		
Deferred tax asets				57406		
Prepaid Expenses			0	4295	4947	
Total current assets		271397	146534	149783	52815	

TOTAL ASSETS	271397	265063	242022	145001

Liabilities

Common Stock	125000	125000	125000	125000
Retained Earnings	94948	4581	3950	-263853
Paid out to shareholders	0	0	0	0
Shareholders Equity	219948	129581	128950	-138853
		0		
Current portion of Bank debt		0		3530
Accounts payable	10463	19818	13362	128488
Taxes	40986	106418		23205
Other Current Liabilities		9246	67707	128631
Deferred Revenue			32003	
Current Liabilities	51449	135482	113072	283854
Total Liabilities and Equity	271397	265063	242022	145001



Revisorerne Strandvejen 58
Statsautoriserede revisorer
Postbox 170
2900 Hellerup